UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005.

Commission File Number ________________

ING Groep N.V.

(Translation of registrant’s name into English)

Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Report contains a copy of the following:

(1)     The Press Release issued on September 30, 2005

Amsterdam • 30 September 2005

ING closes acquisition of Slovak private pension provider

ING announced today that it has finalised the acquisition of Slovak private pension provider VSP Tatry Sympatia from TBIH Financial Services Group N.V. The value of the transaction is approximately EUR 35 million.

As announced on 6 June 2005 the acquisition is in line with ING’s growth strategy of pursuing carefully selected add-on acquisitions that strengthen ING’s position in key growth markets. Tatry Sympatia considerably strengthens ING’s position in the Slovak Republic, where it currently has 200,000 clients in life insurance and mandatory pensions.

Tatry Sympatia is market leader in managing voluntary private pensions in the Slovak Republic, with a market share of approximately 44%. It serves over 300,000 customers with EUR 181 million in assets under management.

The business will be transferred to ING from 30 September 2005.

Press enquiries: ING Group Debbie Brandy, +31 20 541 65 26, debbie.brand@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries. With a diverse workforce of about 114,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By: /s/H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By: /s/C. Blokbergen

C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: September 30, 2005